May 2 6 , 2011

Lilyanna L. Peyser
Securities and Exchange Commission
Washington D.C. 20549

Re: Advanced Cloud Storage Inc.
       Registration Statement on Form S-1
       Filed April 15, 2011
       File No, 333-173537

Dear Ms. Peyser,

In response to your letter dated May 12, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Advanced Cloud Storage, Inc. (the “Company”).  Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s May 12, 2011 letter in italicized text immediately before our response.

General

1.
We note your disclosure under Plan of Distribution on page 17 that to be quoted on the OTC Bulletin Board a market maker must file an application on your behalf in order to make a market for your common stock and that there is no guarantee that a market maker will file an application, or that the application will be approved. Please also revise your disclosure on the prospectus cover page, Determination of Offering Price section, and elsewhere as appropriate, to include this information. Additionally, please clarify that there is no guarantee a trading market will develop or be sustained.

Response:

We have added on the prospectus cover page, in the section titled Determination of Offering Price section as appropriate the following: “Our common stock is not listed on a public exchange. We intend to apply for quotation on the Over-the-Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, who, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, nor can there be any assurance that such an application for quotation will be approved. Additionally there is no guarantee a trading market will develop or be sustained.

Registration Statement Cover Page

2.
Please revise to include the registration statement file number and date filed. In addition, please move the Calculation of Registration Fee table and the delaying amendment legend to registration statement cover page.

Response:

We have revised our registration statement by adding the file number and date filed on to the Registration Statement Cover Page. We have moved the Calculation of Registration Fee table and delaying amendment legend to registration statement cover page in accordance with your recommendation.

Outside Front Cover Page of Prospectus, Page 2

3.
It appears that page 2 of the filing is the outside front cover page of the prospectus. If true, please ensure that the name of the registrant, title and number of securities being offered, and offering price of the securities being offered appear on this page. Please also state on this page that the funds you receive in this offering will not be placed in escrow or be subject to refund, that your auditors have issued an opinion that substantial doubt exist as to whether you can continue as an ongoing business, and that you have not started operations or generated revenue.

Response:

We have revised our registration statement such that page 2 includes the Company name, the title and number of securities being offered, and the offering price of the securities being offered. In addition we have revised our disclosure to state that “Advanced Cloud Storage, Inc. will be selling all the shares and will receive all proceeds. The proceeds received from this offering will not be placed in escrow and are not subject to refund.

In their audit report dated April 12, 2011 our auditors have expressed an opinion that substantial doubt exists as to whether we can continue as an ongoing business.”

Summary of the Offering by the Company, Page 6

4.
We note your statement that “15,000,000 common shares will be issued and outstanding after this offering is completed” Please revise to clarify that this will be the case in the event that all of the shares being offered in this offering are sold. Please make similar revisions on page 9 in the risk factor “The company‘s management could issue additional shares….”

Response:

We have revised our disclosure to read as follows;” In the event that all of the shares being offered in this offering are sold, 15,000,000 common shares will be issued and outstanding after this offering is completed.”

We have revised the first sentence of the subject Risk factor on page 9 to read as follows; “The Company has 75,000,000 common shares, of which only 10,000000 are currently issued and outstanding and in the event that all of the shares being offered in this offering are sold, only 15,000,000 will be issued and outstanding.”

5
Please revise the Use of Proceeds to make it clear that the listed use of proceeds reflects the sale and issuance of all the shares being offered and to clarify that the listed use of proceeds will be adjusted if you do not sell all of the shares being offered.

Response:

We have revised our registration as follows; “If all 5,000,000 common shares being offered are sold, the total gross proceeds to the Company would be $200,000 and the Company intends to use the proceeds from this offering…” Furthermore, we have added; “This use of proceeds will be adjusted if the company does not sell all the shares being offered.”

Risk Factors, Page 7

General

6
There are two risk factors subheadings with similar titles: “Risks Related to Investing in Our Company” on page 11 and “Risks Related to Investing in Our Business” on page 14. Please combine these two subheadings as appropriate and eliminate any duplicative disclosure.

Response:

We have revised our disclosure by deleting the subject risk on Page 11 and combined the risk factors in accordance with your recommendations such that the risk on page 14 under the risk factor heading Risks Related to the Company’s Market and Strategy reads as follows; “BECAUSE WE ARE SMALL AND HAVE LIMITED CAPITAL, OUR MARKETING CAMPAIGN MAY NOT BE SUFFICIENT TO ATTRACT ENOUGH CLIENTS AND WE MAY NOT BE ABLE TO ASSUME SIGNIFICANT ADDITIONAL COSTS TO OPERATE PROFITABLY. IF WE DO NOT OPERATE PROFITABLY, WE MAY HAVE TO SUSPEND OR CEASE OPERATIONS.

Because we are a small company, with limited capital, we must limit our marketing activities and may not be able to make our services known to potential customers. Because we will be limiting our marketing activities, we may not be able to attract enough customers to operate profitably. In addition, we may not be able to assume significant additional costs to operate. If we are unable to make any necessary change in the Company structure, do the proper negotiations with the developers or are faced with circumstances that are beyond our ability to afford, we may have to suspend operations or cease them entirely which could result in a total loss of your investment.”

Within the sub heading “Risks Related to Investing in our Business” there were three risks. We moved the first risk factor under the sub heading “Risks Related to the Company’s Market and Strategy”. The second risk within the sub heading “Risks Related to Investing in our Business” was deleted as it was a duplication.  The sub heading “Risks Related to Investing in our Business” has been deleted leaving the remaining risk under the sub heading “Risks Related to the Company’s Market and Strategy”.

7
It appears that you do not have independent directors, or separately standing compensation or nominating committees. Please consider whether these facts pose a material risk to your business. If so, please add a risk factor.

Response:

We have revised our disclosure by adding the following risk factor under the sub heading Risks Related to Our Business, on page 14 to read as follows: “BECAUSE WE DO NOT HAVE INDEPENDENT DIRECTORS, OR SEPARATELY STANDING COMPENSATION OR NOMINATING COMMITTEES, WE CANNOT ASSURE IMPARTIAL DECISION MAKING BY MANAGEMENT.

Our board of directors is currently composed of one member, Frik Meyer, who does not qualify as an independent director in accordance with the published listing requirements of the NASDAQ Global Market. The interests of Mr. Meyer may not be, at all times, the same as that of our other shareholders.  Mr. Meyer’s interests as an executive may, at times be adverse to those of other investors. Where those conflicts exist, our shareholders will be dependent upon Mr. Meyer exercising, in a manner fair to all of our shareholders, his fiduciary duties as an officer or as a member of the Company’s Board of Directors.”

Risks Related to this Offering, Page 8

8
It appears that the first and fifth risk factor under this heading describe essentially the same risk. Please note that each risk factor should discuss a separate, material risk. According, please revise to distinguish these two risk factors, or combine them, and eliminate any duplicative disclosure. In addition, we note your reference in the fifth risk factor to the company potentially “obtaining a listing on any exchange, or becoming quoted on the OTC Bulletin Board”: please revise to clarity that you may never be listed on an exchange or quoted on the OTCBB and that, if you are, a market for your stock may not ever develop or be sustained.

Response:

We have revised our disclosure by deleting the first risk factor in this section and revising the fifth risk factor as follows: “THERE IS NO ESTABLISHED MARKET FOR SHARES OF THE COMPANY’S COMMON STOCK, WHICH COULD MAKE MARKETS FOR THESE SHARES EXTREMELY ILLIQUID.

At present, there is no established public market for the Company’s shares. Therefore, there is no central place, such as a stock exchange or electronic trading system, to resell your shares. Our Company may not be followed by securities analysts. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

Furthermore, the arbitrary offering price of $0.04 per common share as determined herein is substantially higher than the net tangible book value per share of ADVANCED CLOUD STORAGE common stock. ADVANCED CLOUD STORAGE assets do not substantiate a share price of $0.04. This premium in share price applies to the terms of this offering and does not attempt to reflect any forward looking share price subsequent to the Company obtaining a listing on any exchange, or becoming quoted on the OTC Bulletin Board. Accordingly, you could lose a substantial amount, or all, of your investment.”

9       Please make it clear that your stock may not be followed by securities analysts.

Response:

We have revised the risk factor above by adding the following sentence after the second sentence: “Our Company’s common stock may not be followed by securities analysts.”

10	Please include a risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the share offering price.

Response:

We have added the following risk factor, under the sub heading Risks Related To This Offering in accordance with your recommendations to read as follows: “BECAUSE THE OFFERING PRICE HAS BEEN ARBITRARILY SET BY THE COMPANY, YOU MAY NOT REALIZE A RETURN ON YOUR INVESTMENT UPON RESALE OF YOUR SHARES.

The offering price and other terms and conditions relative to the Company’s shares have been arbitrarily determined by us and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. Additionally, as the Company was formed on November 18, 2010 and has only a limited operating history and no earnings, the price of the offered shares is not based on its past earnings and no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares, as such our stockholders may not be able to receive a return on their investment when they sell their shares of common stock.”

As we may be unable to create or sustain a market…..Page 10

11
We note your statement that you “may consider pursuing a listing on the OTCBB after this registration becomes effective and the Company has completed its offering”.  Please revise to clarify, as you do on page 17, that, in order to be quoted on the OTCBB, a market maker must file an application on your behalf in order to make a market for your common stock, and there is no assurance that a market maker will agree to file such an application, that such an application will be approved, or that, if such an application is approved, a market for your stock will develop or be sustained.

Response:

We have revised the risk factor to read as follows; “We intend to apply for quotation on the Over-the-Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, who, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, nor can there be any assurance that such an application for quotation will be approved. Additionally there is no guarantee a trading market will develop or be sustained. If no market develops, the holders of our common stock may find it difficult or impossible to sell their shares. Further, even if a market develops, our common stock will be subject to fluctuations and volatility and the Company cannot apply directly to be quoted on the NASDAQ Over-The-Counter Bulletin Board (OTC). Additionally, the stock may be quoted or traded only to the extent that there is interest by broker-dealers in acting as a market maker in the Company’s stock. Despite the Company’s best efforts, it may not be able to convince any broker/dealers to act as a market-maker and make quotations on the OTC Bulletin Board.”

Key management personnel may leave the company…..Page 12

12	Please disclose in this risk factor that you do not have an employment agreement in place with your sole director and officer.

Response:

We have revised our disclosure by adding the following sentence to this risk factor: “The Company does not have an employment agreement in place with its sole officer and director.”

Dilution, page 15

13
Please revise the price per share in the tables on page 16 to reflect $0.04 per share, and revise the resulting dilution computations for each scenario presented. In this regard, it appears each scenario utilizes an offering price $.40 per share which differs from what is disclosed throughout the offering document.

Response:

We revised our disclosure in accordance with your recommendation such that .04 per share is disclosed throughout the offering document.

Plan of Distribution, page 17

14
We note your statement that the offering will terminate “when all 5,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective” Please revise to clarify whether the offering will terminate on the earlier to occur of these two events, or otherwise.

Response:

We have revised our disclosure to read as follows: “The offering will conclude on the earlier of; (1) when all 5,000,000 shares of common stock have been sold, or (2) 90 days after this registration statement becomes effective with the Securities and Exchange Commission.”

Description of Business, Page 20

Business Development, page 20

15     Please explain what you mean by “spoofing techniques”

Response:

We have revised our disclosure by adding the following information in the third paragraph of this section: “Spoofing is a technique that creates Internet Protocol (IP) packets with a forged source IP address with the purpose of concealing the identity of the sender or impersonating another computing system. Basically the source computer’s IP is temporarily captured by a routing computer and is matched with a random IP that is used to retrieve data from the destination computer. Once the data is returned to the routing computer it is handed over to the origination IP address and sent back to the user. Once the transaction is completed the routing computer erases both IP addresses, there is no record of what IP address initiated the data request or what address supplied the information.”

16
We note your statements throughout this section that you intend to contract with market research consultants, contractors to develop your logo and website, sellers of computer hardware, a software development contractor, and an Internet Technology specialist. Please revise to clarify, if true, that you do not currently have in place any arrangements or understandings with such third parties regarding potential agreements.

Response:

We have revised our disclosure by modifying the first paragraph of the section titled Business Development as follows: “On November 18, 2010 Mr. Frik Meyer, president and sole director incorporated the Company in the State of Nevada and established a fiscal year end of March 31. ADVANCED CLOUD STORAGE, INC. is a development-stage company that intends to market and sell its planed secure online data storage through its’ intended website. Other than its President, the Company has no employees. We intend to contract with research consultants, contractors to develop our logo and website, sellers of computer hardware and Internet Technology specialist to assist us in development of our planned business.  The Company has currently no arrangements or understandings in place with any research consultants, contractors to develop our logo and website, sellers of computer hardware and Internet Technology specialists.”

The Market Opportunity, page 23

17	You refer here to an IDC study. Please provide a reference to the information you cite and indicate whether it is publicly available so that investors can refer to it.

Response:

We have revised this entire section and have provided links to any sources quoted.

18
It appears that this entire section consists of direct quotations from other sources. If true, please attribute such quotations to the appropriate sources, and punctuate the quotations accordingly. In addition please provide references to the quoted material and indicate whether they are publicly available so that investors can refer to them.

Response:

We have revised this entire section of our disclosure and have attributed and punctuated any quotations used. In addition, and in accordance with your recommendations, we have provided links to the sources quoted.

Competitive Advantages, page 24

19	Please describe with specificity your “unique product set”, and explain how it will distinguish it from competing products.

Response:

We have revised our disclosure and have excluded the words “unique product set” as follows: “Software development contractors from South Africa, India or China will be contracted to design our intended software and we will utilize the most cost effective service. Utilizing third party contractors means that we can develop our software for a fixed price and a lower cost.

The company feels that its lower cost and its intended security features as described herein will distinguish it from competing products.”

20
Please describe the competitive business conditions and your competitive position in your industry, including any competitive disadvantages that you face. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:

We have revised our disclosure in the section titled “Competitive Advantages” as follows: “There are wide ranges of companies that offer similar services. Some of our competitors like Go Daddy and Amazon may have greater access to capital than we do and may use these resources to engage in aggressive advertising and marketing campaigns. The current prevalence of aggressive advertising and promotion may generate pricing pressures to which we must respond. We expect that competition will continue to increase, primarily because of the forecast for growth in the industry.”

Intellectual Property, page 25

21    Please make it clear here that you currently do not have any intellectual property.

Response:

We have revised our registration statement as in the section titled “Intellectual Property” as follows: “The Company’s products are in the planning stage. We currently do not have any intellectual property. We intend, in due course, subject to legal advice, to apply for trademark protection and/or copyright protection in the United States, Canada, and other jurisdictions.

We intend to aggressively assert our rights, trademark and copyright laws to protect our planned intellectual property, including product design, product research and concepts and recognized trademarks. These rights are protected through the acquisition of trademark registrations, the maintenance of copyrights, and, where appropriate, litigation against those who are, in our opinion, infringing these rights.

While there can be no assurance that registered trademarks and copyrights will protect our proprietary information, we intend to assert our intellectual property rights against any infringer. Although any assertion of our rights can result in a substantial cost to, and diversion of effort by, our company, management believes that the protection of our intellectual property rights is a key component of our operating strategy.”

Available Information, Page 28

22
Please remove the language in the fourth sentence that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Response:

We have revised our disclosure by deleting the forth sentence from the prospectus.

Directors and Executive Officers, page 29

23    Please provide the disclosure required by Item 407(a) of Regulation S-K.

Response:

We have revised our disclosure as follows:

“Director Independence

Our board of directors is currently composed of one member, Frik Meyer, who does not qualify as an independent director in accordance with the published listing requirements of the NASDAQ Global Market.  The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us.  In addition, our board of directors has not made a subjective determination as to each director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, though such subjective determination is required by the NASDAQ rules.  Had our board of directors made these determinations, our board of directors would have reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.”

Certain Relationships and Related Transaction, page33

24
Please also disclose in this section the provision to you by your sole officer and director of office space at no charge, as well as the related party loan disclosed in Note 5 to the financial statements.

Response:

We have revised our disclosure as follows: “Our sole officer and director provides office space at no charge to the Company. As of March 31, 2011, Mr. Frik Meyer has paid expenses on behalf of the Company in the amount of $1,450. This amount is payable on demand and carries no interest.”

Item 14 Indemnification of Directors and officers, page 34.

25
It does not appear that your charter or bylaws address indemnification of your officers and directors. Please revise your disclosure or advise us accordingly. In addition, please state the general effect of any statute under which controlling persons, directors or officers may be indemnified. Refer to item 702 of Regulation S-K.

Response:

In accordance with your recommendations, we have revised our disclosure as follows: “Our bylaws do not contain a provision entitling any director or executive officer to indemnification against its liability under the Securities Act. The Nevada Revised Statutes allow a company to indemnify our officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner, which such person believed to be in the best interests of the Registrant. A determination may be made by the stockholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist.

Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees, and agents of the Registrant may be indemnified against any cost, loss, or expense arising out of any liability under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable.”

Financial Statements

Note 5 – Loan Payable – Related Party Loans, page F-7

26    Please identify the related party.

Response:

We have revised our disclosure in accordance with your request as follows; “As of March 31, 2011, our sole officer and director has paid expenses on behalf of the Company in the amount of $1,450.  This amount is payable on demand, and carries no interest.”

We trust this response and the amended S-1 meets with your approval.

Regards,

/ss/ Frik Meyer
Frik Meyer
President